UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective February 13, 2022, the board of directors of Vascular Biogenics Ltd. (VBL) approved the adoption of the Inducement Plan (2022) to reserve an additional two million (2,000,000) of VBL’s ordinary shares, NIS 0.01 par value per ordinary share, to be exclusively for grants of awards to individuals who were not previously employees or non-employee directors of VBL (or following a bona fide period of non-employment with VBL), as an inducement material to each such individual’s entry into employment with VBL within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules (Rule 5635(c)(4)). The Inducement Plan (2022) was approved by the board of directors without shareholder approval pursuant to Rule 5635(c)(4).

A complete copy of the Inducement Plan (2022) is filed herewith as Exhibit 99.1. The above summary of the Inducement Plan (2022) does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report of Foreign Private Issuer on Form 6-K and the Inducement Plan (2022) filed as Exhibit 99.1 hereto shall be incorporated by reference into VBL’s registration statements on Form F-3 (File No. 333-251821 and 333-238834), filed with the SEC on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
99.1	Inducement Plan (2022).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: February 15, 2022	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer